UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	000-52313
Washington, D.C. 20549

FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING	N/A

(Check one):  ☐ Form 10-K    ☐ Form 20-F   ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant:  Tennessee Valley Authority

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  400 West Summit Hill Drive

City, State and Zip Code:  Knoxville, Tennessee 37902

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
    (a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

    (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TVA is unable to complete the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, on a timely basis without unreasonable effort or expense because it is currently restating its financial statements.  As previously disclosed in a Current Report on Form 8-K filed on August 5, 2008, TVA is restating its financial statements for the fiscal years ended September 30, 2006 and 2007, and the quarters ended December 31, 2006, March 31, 2007, June 30, 2007, December 31, 2007, and March 31, 2008, in order to correct errors in TVA’s estimates of unbilled revenue.  TVA expects to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as soon as practicable after filing amendments to the periodic reports for the aforementioned periods.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kimberly S. Greene, Chief Financial Officer and Executive Vice President, Financial Services, (865) 632-4049

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TVA is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the third quarter of 2008 will reflect significant changes from results of operations for the third quarter of 2007.  Because of the restatement process described above, TVA is unable to provide a reasonable estimate of either its third quarter 2008 results of operations or its restated third quarter 2007 results of operations.  Accordingly, TVA cannot at this time reasonably estimate the changes in its third quarter 2008 results of operations from its restated third quarter 2007 results of operations.

Tennessee Valley Authority
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Kimberly S. Greene
Date: August 15, 2008	Kimberly S. Greene
Chief Financial Officer and Executive Vice President, Financial Services